UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Live Nation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

538034109

(CUSIP Number)

July 9, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Michael Cohl NA fn(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ fn(1) and fn(2)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization See fn(1)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1000 fn(1)

	6.	Shared Voting Power 356,611 fn(1)

	7.	Sole Dispositive Power 586,366 fn(1)

	8.	Shared Dispositive Power 356,611 fn(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 942,977 fn(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ fn(2)

11.	Percent of Class Represented by Amount in Row (9) 1.25%

12.	Type of Reporting Person (See Instructions) IN See fn(1)

Fn. (1).

Mr. Cohl, an individual and a Canadian citizen resident in Barbados, owns directly 1,000 shares of Common Stock, over which Mr. Cohl has sole voting and dispositive power, and 585,366 shares of Common Stock that are held in a Trust under which Wells Fargo, N.A. is the Trustee  (the “Cohl Trust Shares” and, collectively with the 1,000 shares owned directly by Mr. Cohl, the “Cohl Shares”).  Mr. Cohl has sole dispositive power, but no voting power, over the Cohl Trust Shares. Concert Productions International, Inc., a Barbados corporation (“CPI”), which is beneficially owned and controlled by Mr. Cohl, directly beneficially owns 319,101 shares (the “CPI Shares”) of Common Stock, and KSC Consulting [Barbados] Inc., a Barbados corporation (“KSC”), which is beneficially owned and controlled by Mr. Cohl, directly beneficially owns 37,510 shares (the “KSC Shares”) of Common Stock.  Mr. Cohl and the other Cohl Reporting Persons share voting and dispositive power over the CPI Shares and the KSC Shares.  Mr. Cohl, CPI and KSC are collectively referred to herein as the “Cohl Reporting Persons” and the Cohl Shares, the Cohl Trust Shares, the CPI Shares and the KSC Shares are collectively referred to herein as the “Cohl Reporting Persons Shares.”  None of the Cohl Reporting Persons has an S.S. or I.R.S. identification no.

Fn. (2).

The Cohl Reporting Persons disclaim beneficial ownership of 6,313,175 shares of Common Stock beneficially owned by Sutherland Arthur Morris and certain entities affiliated with Mr. Morris in which Mr. Cohl has a pecuniary interest upon the sale, but has no beneficial ownership.

Item 1.
	(a)	Name of Issuer Live Nation, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 9348 Civic Center Drive, Beverly Hills, CA 90210

Item 2.
	(a)	Name of Person Filing Michael Cohl fn(3) (the “Cohl Reporting Persons”)
	(b)	Address of Principal Business Office or, if none, Residence Port St. Charles, The Chart Room, St. Peter, Barbados BB26103 fn(3)
	(c)	Citizenship See fn(1)
	(d)	Title of Class of Securities Common Stock, par value $.01 per share (the “Common Stock”)
	(e)	CUSIP Number 538034109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Fn.(3). See fn (1), above. This report is also filed by each of the other Cohl Reporting Persons. The principal business address of each Cohl Reporting Person is as shown above.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount beneficially owned: 942,977
(b) Percent of class: 1.25%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,000 fn(1)
(ii) Shared power to vote or to direct the vote 356,611 fn(1)
(iii) Sole power to dispose or to direct the disposition of 586,366 fn(1)
(iv) Shared power to dispose or to direct the disposition of 356,611 fn(1)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Except as set forth in Fn. (1) above, each of the Cohl Reporting Persons has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it (See also Fn (2)., above).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Fn. (1)

Item 8.	Identification and Classification of Members of the Group.
See Fn. (1)

Item 9.	Notice of Dissolution of Group.
NA

Item 10.	Certification.

By signing below each of the Cohl Reporting Persons certifies that, to the best of my knowledge and belief, the shares of Common Stock referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2008
Date
/s/ Michael Cohl
Signature
Michael Cohl Authorized Signatory (see Exhibit A)
Name/Title

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $.01 per share, of Live Nation, Inc., and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned have caused this agreement to be executed by its duly authorized officer the 9th day of July, 2008.

Michael Cohl

/s/ Michael Cohl

CONCERT PRODUCTIONS INTERNATIONAL, INC.

By:	/s/ John H. Perkins
Name: John H. Perkins
Title: President

KSC CONSULTING [BARBADOS] INC.

By:	/s/ John H. Perkins
Name: John H. Perkins
Title: Vice President